EXHIBIT 7


                     [WHG BANCSHARES CORPORATION LETTERHEAD]




                                November 15, 2001


Mr. Gary R. Dowell
1720 Content Lane
Reisterstown, Maryland  21136

Dear Mr. Dowell:

     Your filing of a slate of directors, including yourself, as candidates for election to the board of WHG Bancshares Corporation at the Year 2002 Annual Shareholders Meeting eliminates the need for the scheduled meeting on November 19, 2001 with the members of the WHG Board. I regret that you have taken this confrontational route to possible board membership.

     The invitation extended by Director Davis at the Anderson Seminar, and confirmed by a letter dated October 23, 2001 from Peggy J. Stewart, President is hereby withdrawn.

                                   Sincerely,

                                   /s/ John E. Lufburrow


                                   John E. Lufburrow
                                   Chairman

JEL/dlr